MDS Appoints Two New Directors
Gregory Spivy and William Dempsey join MDS Board

TORONTO, April 21, 2008 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that Mr. Gregory Spivy, Partner at ValueAct Capital, and Mr. William Dempsey, former Executive Vice-President of Abbott Laboratories, have been appointed to its Board of Directors.

“We welcome both Greg and Bill and look forward to benefiting from the breadth of experience they will bring to our Board,” said John Mayberry, Chairman, MDS Board of Directors.  “The decision of both individuals to join the Board follows months of discussion and is consistent with our objective to strengthen and broaden the Board’s expertise.”

Mr. Mayberry continued, “Greg adds the perspective of a major shareholder with financial markets expertise, along with the knowledge and experience of having served on the boards of other publicly traded companies.  Bill is an industry veteran and possesses the operational skills, knowledge and perspective of our customers that come from more than 25 years of pharmaceutical industry experience. We believe that the capabilities of both individuals will be additive and prove valuable to the Board as we continue to execute on our strategy to deliver value to all of our shareholders.”

“MDS has built a strong position in the global life science markets and has developed a solid foundation upon which to generate sustainable and profitable growth," stated Mr. Spivy. "I believe there is growth potential in the MDS markets and I look forward to working actively with my fellow directors and MDS’s management team to capitalize on these opportunities.”

“I am pleased to be joining the MDS Board of Directors,” stated Mr. Dempsey. “This is an excellent company with a history of innovation, quality products and services, and a leadership team driving performance.”

Mr. Spivy is a Partner at ValueAct Capital, a San Francisco-based investment partnership with approximately $6 billion in assets under management. ValueAct Capital is currently MDS’s largest shareholder, owning approximately 19% of the Company’s outstanding Common shares. Mr. Spivy currently serves on the board of directors of Adesa Holdings, Inc. and Seitel Holdings, Inc., and serves as Chairman of the Board of MSD Performance, Inc.  He is also a former director of PRA International, MSC.Software Corporation and Kerr Group, Inc. As a member of the MDS Board of Directors, Mr. Spivy will serve on the Corporate Governance and Nominating Committee, and the Human Resources & Compensation Committee.

Mr. Dempsey has spent nearly his entire career with Abbott Laboratories, serving most recently as Executive Vice-President of the Pharmaceutical Products Group. In his more than 25 years of experience with Abbott, Mr. Dempsey served in a variety of roles across their pharmaceuticals, nutritionals, medical devices and hospital businesses.  Mr. Dempsey will serve on the Audit Committee and the Environment, Health and Safety Committee.

In connection with Mr. Spivy’s appointment to the Board, MDS entered into an agreement with ValueAct Capital that is filed with the Canadian and US Securities regulators, and will be available through the SEDAR and EDGAR websites.

About MDS

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease.  We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.  MDS has more than 5,500 highly skilled people in 29 countries.  Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

About ValueAct Capital

ValueAct Capital®, with offices in San Francisco and Boston and approximately $6 billion in investments, seeks to make active strategic-block value investments in a limited number of companies.  The Principals have demonstrated expertise in sourcing investments in companies they believe to be fundamentally undervalued, and then working with management and/or the company’s board to implement strategies that generate superior returns on invested capital. ValueAct Capital concentrates primarily on acquiring significant ownership stakes in publicly traded companies, and a select number of control investments, through both open-market purchases and negotiated transactions.

Contact:

For Media
Janet Ko
MDS Inc.
416-213-4167
Janet.ko@mdsinc.com

   For Investors
   Kim Lee
   MDS Inc.
   416-675-6777 x32606
   Kim.lee@mdsinc.com